UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ____)*

UMB FINANCIAL CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

902708188

(CUSIP Number)

John C. Pauls

1010 Grand Blvd.

Kansas City, Missouri 64141

(816) 860-7889

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

August 20, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(g), check the following box. ( )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 902 788 188

1.	Names of Reporting Persons

IRS Identification Nos. of above persons (entities only)

Thomas J. Wood III

2.	Check the Appropriate Box if a Member of a Group
(a)	☐
(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization	United States

Number of

Shares Bene-

ficially by

Each Reporting

Person With:

7.	Sole Voting Power	164,271

8.	Shared Voting Power	2,124,712

9.	Sole Dispositive Power	164,271

10.	Shared Dispositive Power	2,124,712

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	2,288,983

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions)

11.	Percent of Class Represented by Amount in Row (9)	5.44%

12.	Type of Reporting Person (See Instructions)

IN

Item 1.	Security and Issuer

This statement relates to the commons stock, par value $1.00 per share (the “Common Stock”), of UMB Financial Corporation (“UMBF”) which has its principal office at 1010 Grand Boulevard, Kansas City, Missouri, 64106.

Item 2.	Identity and Background

This statement is filed by Thomas J. Wood III (“Mr. Wood”) who is a United States citizen. Mr. Wood is a general partner of the Wood Family Limited Partnership and his address is 2701 W. 69th Street, Shawnee Mission, Kansas. Mr. Wood is also a director of UMBF. During the last five years, Mr. Wood has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and he has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, where, as a result of such proceeding, he was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Not Applicable

Item 4.	Purpose of Transaction

The Wood Family Limited Partnership (the “Partnership”), of which Mr. Wood is a general partner, is primarily comprised of UMBF common stock along with a small amount of real estate. The sale of the 300,000 shares by the Partnership was to diversify the investments. At the present time, Mr. Wood, both individually and as general partner, does not plan any significant acquisitions or dispositions of UMBF securities. He may, however, periodically dispose of additional UMBF securities as circumstances dictate. Mr. Wood is a director of UMBF, and, if required, he intends to vote his common stock in favor of plans, transactions and matters which he supports. At this time, however, Mr. Wood does not have any plans or proposals relating to an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving UMBF or any of it subsidiaries; the sale or transfer of a material amount of assets of UMBF or any of its subsidiaries; any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board; any material change in present capitalization or dividend policy of UMBF; change in UMBF’s business or corporate structure; changes in UMBF’s charter, bylaws or instruments which would impede the acquisition of control of the issuer by any person; causing the common stock to be authorized for quotation on NASDAQ or eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or any similar actions.

Item 5.	Interest in Securities of the Issuer

On August 28, 2007, Mr. Wood may be deemed to have beneficial ownership in 2,288,983 shares of UMBF common stock representing 5.43% of the outstanding shares as contained on the most recently available filing with the Securities and Exchange Commission by UMBF. Of this amount, Mr. Wood holds 579 shares of UMBF common stock individually and he has the sole power to vote and to dispose of the stock. He also holds 13,546 shares of UMBF common stock jointly with his wife, Patricia H. Wood, which he has the shared power to vote and to dispose. He holds 76 shares of UMBF common stock jointly with his son, Matthew Wood, and has shared power to vote or dispose of the shares.

Mr. Wood is one of six general partners in the Partnership. The general partners have the exclusive right, authority and responsibility to manage the operations and affairs of the Partnership and its business. All decisions requiring the consent or action of the general partners are effective if agreed to by a majority of the general partners. Therefore, Mr. Wood has shared power to vote and dispose of 1,764,076 shares.

Mr. Wood may be deemed to have beneficial ownership of 447,058 shares of UMBF stock held in various fiduciary accounts where UMB Bank, n.a. is trustee or co-trustee. Mr. Wood has the sole power to vote or dispose of 9,900 shares of UMBF common stock held by a trust established by Tom and Sally Wood for the benefit Matthew T. Wood. Mr. Wood, along with R. Crosby Kemper III, may jointly vote or dispose of 347,014 shares of UMBF common stock held in a trust established under the will of Enid Kemper for the benefit of Jan Kemper. Mr. Wood also has the sole power to vote or dispose of 90,144 shares of UMBF common stock held by a trust for the benefit of Sally Kemper Wood.

Mr. Wood is also named as special trustee with the sole power to vote or dispose of 63,648 shares of UMBF common stock held by 13 trusts created by Tom and Sally Wood for the benefit of their grandchildren where UMB Trust Company of South Dakota is trustee.

During the previous sixty days, Mr. Wood has engaged in the following transactions involving UMBF common stock:

1.	On August 20, 2007, 300,000 shares of UMBF common stock were sold by the Wood Family Limited Partnership to the Company at a price of $39.90 per share.

Because of an administrative oversight, Mr. Wood has not previously filed a statement on Schedule 13D with respect to these shares on a timely basis. Mr. Wood’s beneficial ownership, however, was known by the Issuer and was reported in the Issuer’s proxy statements.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None

Item 7.	Material to Filed as Exhibits

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 28, 2007

Date

/s/ Thomas J. Wood III

Signature

Thomas J. Wood III

Name/Title

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